December 17, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4270
Washington, D.C.  20549
Attention:	Jim Rosenberg Senior Assistant Chief Accountant

Re:	Adeona Pharmaceuticals, Inc. Form 10-K for the year ended December 31, 2010 Form 10-Q for the interim period ended June 30, 2010 File No. 001-12584

Dear Mr. Rosenberg:

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ James S. Kuo James S. Kuo